UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Camden National Corporation

(Name of Subject Company (Issuer))

Camden National Corporation (Issuer)

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number of Class of Securities)

Robert W. Daigle

President and Chief Executive Officer

Camden National Corporation

Two Elm Street

Camden, Maine 04843

(207) 236-8821

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

William Pratt Mayer, Esq.

Kathryn I. Murtagh, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$30,268,000	$3,238.68

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 752,000 shares of the Common Stock of Camden National Corporation at the tender offer price of $40.25 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory No. 5 for fiscal year 2006, equals $107.00 per million of transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Camden National Corporation, a Maine corporation (“Camden” or the “Company”), to purchase up to 752,000 common shares, no par value (the “Shares”), or such lesser number of Shares as is properly tendered and not properly withdrawn, at prices between $36.50 and $40.25 per share, without interest. Camden’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(l)(i) and (a)(l)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”). The information contained in the Offer is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

The information set forth in the Offer to Purchase is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Camden National Corporation. The address and telephone number of Camden is set forth under Item 3.

(b) The information regarding the subject securities set forth under “Introduction” in the Offer to Purchase is incorporated herein by reference.

(c) The information about the trading market and price of the subject securities set forth under “Section 8—Price Range of Shares; Dividends” in the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Camden is the filing person to which this Schedule TO relates. The address of Camden’s principal executive office is Two Elm Street, Camden, Maine 04843. Camden’s telephone number is (207) 236-8821. The information set forth in the Offer to Purchase under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) The following information set forth in the Offer to Purchase is incorporated herein by reference:

•	Summary Term Sheet;

•	Section 1—Number of Shares; Proration;

•	Section 2—Purpose of the Offer; Certain Effects of the Offer;

•	Section 3—Acceptance of Payment and Payment for Shares;

•	Section 4—Procedures for Tendering Shares;

•	Section 5—Withdrawal Rights;

•	Section 6—Conditional Tender of Shares;

•	Section 7—Conditions of the Offer;

•	Section 13—United States Federal Income Tax Consequences; and

•	Section 15—Extension of the Offer; Termination; Amendment.

There will be no material differences in the rights of security holders as a result of the transaction.

(b) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (b) and (c) The information set forth under “Section 2—Purpose of the Offer; Certain Effects of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b) and (d) The information set forth under “Section 9—Source and Amount of Funds” and “Section 7—Conditions of the Offer” in the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) and (b) The information set forth under “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth under “Section 14—Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The information set forth under “Section 10—Certain Information Concerning Us” in the Offer to Purchase and the information set forth in Part II–Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 is incorporated herein by reference.

(b) The information set forth under “Section 10—Certain Information Concerning Us” in the Offer to Purchase is incorporated herein by reference.

ITEM 11.	ADDITIONAL INFORMATION.

(a) The information set forth under “Section 10—Certain Information Concerning Us,” “Section 11—Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 12—Certain Legal Matters; Regulatory Approvals” and “Section 16—Miscellaneous” in the Offer to Purchase are incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(i) and (a)(l)(ii), respectively, hereto, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation
(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by Camden National Corporation, dated March 24, 2006.
(b)	Not applicable.
(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).
(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).
(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).
(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).
(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).
(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).
(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).
(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(g)	Not applicable.
(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 24, 2006

CAMDEN NATIONAL CORPORATION

By:	/S/ ROBERT W. DAIGLE
Name:	Robert W. Daigle
Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.
(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation
(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release issued by Camden National Corporation, dated March 24, 2006.
(b)	Not applicable.
(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).
(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).
(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).
(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).
(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).
(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).
(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).
(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).
(g)	Not applicable.
(h)	Not applicable.